

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 3, 2018

<u>Via E-mail</u>
R. Eberley Davis, Esq.
Senior Vice President, General Counsel
 and Secretary
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

> **Re: Alliance Resource Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed March 29, 2018**
> **File No. 333-224021**

Dear Mr. Davis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: David P. Oelman, Esq.
    Vinson & Elkins L.L.P.